

Mail Stop 3561

May 7, 2008

Mr. Yu Chang, President
China Agritech, Inc.
Room 3F No. 11 Building
Zhonghong International Business Garden
Future Business Center
Chaoyang North Road, Chaoyang District
Beijing, China 100024

> **Re:** **China Agritech, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed May 7, 2008**
> **File No. 000-49608**

Dear Mr. Marasco:

We have completed our review of your Form 8-K and have no further comments at this time.

If you have any questions, please call me at (202) 551-3832.

Sincerely,

Joshua Thomas
Staff Accountant

CC:     Jing Zhang
        Via fax to (202) 654-3304